UNITED  STATES
     SECURITIES  AND  EXCHANGE  COMMISSION
     Washington,  D.C.  20549

     SCHEDULE  13D

     Under  the  Securities  Exchange  Act  of  1934
     (Amendment  No.  4)

     COYOTE NETWORK SYSTEMS, INC. (formerly The Diana Corporation) (Name of Issuer)

     Common
     (Title  of  Class  of  Securities)

     22406P108
     (CUSIP  Number)

Dawson-Samberg Capital Management, Inc., 354 Pequot Ave., Southport CT  06490
 203/254-0091
     (Name,  Address  and  Telephone  Number  of  Person
     Authorized  to  Receive  Notices  and  Communications)

     December  31,  1997
     (Date  of  Event  which  Requires
     Filing  of  this  Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Check the following box if a fee is being paid with this statement o. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
 (See  Rule  13d-7.)

NOTE:    Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1          Name  of  Reporting  Person DAWSON-SAMBERG CAPITAL MANAGEMENT, INC.

     IRS  Identification  No.  of  Above  Person  06-1033494
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)  o

      (b)  o
3          SEC  USE  ONLY

4          Source  of  Funds  00

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  CONNECTICUT

     7          Sole  Voting  Power  160,715

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power

     9          Sole  Dispositive  Power  160,715

     10          Shared  Dispositive  Power

11        Aggregate Amount Beneficially Owned by Each Reporting Person 160,715

12         Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13          Percent  of  Class  Represented  by  Amount  in  Row  11  1.8%

14          Type  of  Reporting  Person  IA

1          Name  of  Reporting  Person  PORRIDGE,  L.L.C.

     IRS  Identification  No.  of  Above  Person  06-1391106
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)  o

      (b)  o
3          SEC  USE  ONLY

4          Source  of  Funds  WC

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  CONNECTICUT

     7          Sole  Voting  Power  63,000

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power

     9          Sole  Dispositive  Power  63,000

     10          Shared  Dispositive  Power

11     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                63,000
12         Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13          Percent  of  Class  Represented  by  Amount  in  Row  11  0.7%

14          Type  of  Reporting  Person  PN

1          Name  of  Reporting  Person  ARTHUR  J.  SAMBERG

     IRS  Identification  No.  of  Above  Person  ###-##-####
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)  o

      (b)  o
3          SEC  USE  ONLY

4          Source  of  Funds  PF

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  UNITED  STATES

     7          Sole  Voting  Power  105,945

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power

     9          Sole  Dispositive  Power  105,945

     10          Shared  Dispositive  Power

11     Aggregate Amount Beneficially Owned by Each Reporting Person
                                              105,945
12         Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13          Percent  of  Class  Represented  by  Amount  in  Row  11  1.2%

14          Type  of  Reporting  Person  IN

This Amendment Number 4 sets forth changes in the information previously filed on Schedule 13D relative to the holdings of Common Stock of Coyote Network Systems, Inc. ("CYOE") (formerly known as The Diana Corporation), a Delaware corporation. CYOE's principal executive office is located at 4360 Park Terrace Drive, Westlake Village, CA 91361.


ITEM  1.    SECURITY  AND  ISSUER

          This statement relates to the Common Stock, $1.00 par value (the "Shares") of Coyote Network Systems, Inc., a Delaware corporation. CYOE's principal executive office is located at 4300 Park Terrace Drive, Westlake Village, CA 91361.

ITEM  2.    IDENTITY  AND  BACKGROUND

            This statement is being filed on behalf of Dawson-Samberg Capital Management, Inc. ("Dawson-Samberg"), a Connecticut corporation, Porridge, L.L.C. ("Porridge"), a Connecticut limited liability company and Arthur J. Samberg ("Samberg"), individually (collectively, the "Reporting Persons"). The principal business of Dawson-Samberg, an investment adviser registered under the Investment Advisers Act of 1940, is to act as investment adviser to certain managed accounts. The executive officers of Dawson-Samberg are Messrs. Jonathan T. Dawson, Arthur J. Samberg and Amiel M. Peretz, the directors of Dawson-Samberg are Messrs. Dawson and Samberg and Ms. Sheila Clancy, and the controlling shareholders are Messrs. Dawson and Samberg (collectively, the "Executive Officers, Directors and Controlling Persons"). The sole business of Porridge, L.L.C., of which Mr. Samberg is the managing member, is to invest in securities and financial instruments. The business address of the Reporting Persons and the Executive Officers, Directors and Controlling Persons is 354 Pequot Avenue, Southport, CT 06490.

     Neither of the Reporting Persons nor the Executive Officers, Directors and Controlling Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     Neither of the Reporting Persons nor the Executive Officers, Directors and Controlling Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Each of the Executive Officers, Directors and the Controlling Persons are citizens of the United States.



ITEM  3.    SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

          As of the date hereof, the Reporting Persons beneficially own in the aggregate 329,660 Shares. Of the 329,660 Shares, Dawson-Samberg beneficially owns 160,715 shares held by accounts for which Dawson-Samberg exercises investment discretion (the "Accounts"), 63,000 shares are owned by Porridge and 105,945 shares are owned by Samberg.

     The funds for the purchase of Shares held by the Accounts were obtained from the contributions of their various partners/shareholders. Such funds may also include the proceeds of margin loans entered into in the ordinary course of business with Morgan Stanley & Company, Inc.




ITEM  4.    PURPOSE  OF  TRANSACTION

          No  Change

ITEM  5.    INTEREST  IN  SECURITIES  OF  THE  ISSUER

          As of the date hereof, the Reporting Persons beneficially own in the aggregate 329,660 Shares. These Shares represent approximately 3.7% of the 8,815,845 Shares believed to be outstanding. Dawson-Samberg has the sole power to dispose and direct the disposition of 160,715 of these Shares, Porridge has the sole power to vote, direct the vote, dispose and direct the disposition of the 63,000 Shares owned by it and Samberg has the sole power to vote, direct the vote, dispose and direct the disposition of the 105,945 Shares owned by him. The Reporting Persons ceased to be the beneficial owner of more than 5% of the Shares on December 31, 1997.

          The transactions in the Shares effected by the Reporting Persons during the past sixty (60) days were each sales in the open market by Accounts managed by Dawson-Samberg Capital Management, Inc. and were as follows:


          DATE                           # OF SHARES SOLD          PRICE
          12/18/97                      9,975                           6.5625
          12/19/97                      5,000                           6.5625
          12/24/97                      3,000                           5.9375
          12/31/97                    27,790                            6.3162
          1/02/98                             10,000                    2.4375
          1/05/98                             30,000                    2.4375
          1/06/98                             10,000                    2.4375
          1/07/98                             10,000                    2.4375

ITEM  6.    CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS  OR  RELATIONSHIPS WITH
RESPECT  TO  SECURITIES  OF  THE          ISSUER

          Not  Applicable

ITEM  7.    MATERIAL  TO  BE  FILED  AS  EXHIBITS

     A copy of a written agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is attached hereto as Exhibit A.

THIS TABLE HAS BEEN SQUEEZED AS FAR AS IT CAN GO WITHOUT WORDS/## BREAKING UP.
 IF  ATTY  WANTS  MORE  INFO  OR "MORE SPACE", HE'LL HAVE TO BUMP FONT TO SZ.8
AND/OR  MAKE  MARGINS  THINNER.          After a reasonable inquiry and to the
best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dawson-Samberg  Capital  Management,  Inc.

By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  President


Porridge  Partners  II

By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner


Arthur  J.  Samberg

By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  Individually




January  9,  1998

     EXHIBIT  A

      AGREEMENT


     The undersigned agree that this Amendment Number 4 to Schedule 13D dated January 9, 1998 relating to the Shares of Coyote Network Systems, Inc. on shall be filed on behalf of the undersigned.


Dawson-Samberg  Capital  Management,  Inc.

By:  /s/  Arthur  J.  Samberg
   Arthur  J.  Samberg,  President


Porridge,  L.L.C.

By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner


Arthur  J.  Samberg

By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  Individually